Filed by Columbus Circle Capital Corp II

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Circle Capital Corp II

Subject Company: Elroy Air, Inc.

Commission File No.: 001-43112

The following materials were made available in connection with the proposed business combination (the “Business Combination”) between Columbus Circle Capital Corp II (to be renamed Inflection Point Acquisition Corp. VII) (“IPAC”) and Elroy Air, Inc. (“Elroy Air”).

Set forth below is a press release by an Elroy Air manufacturer, Kratos Defense & Security Solutions, Inc., published on July 20, 2026.

Kratos to Manufacture Elroy Air Chaparral Autonomous Cargo Aircraft in Expanded California Facility

Elroy Air Recently Announced a Demand Pipeline Exceeding 1,400 Aircraft

Kratos to Increase Current Sacramento Workforce of 450+ High-Tech Employees as Production of Elroy Air’s Autonomous Cargo Aircraft Accelerates

SAN DIEGO, July 20, 2026 (GLOBE NEWSWIRE) — Kratos Defense & Security Solutions, Inc. (NASDAQ: KTOS), a Technology Company in the Defense, National Security and Global Markets, today announced that it will manufacture Elroy Air’s Chaparral autonomous cargo aircraft in its expanding Sacramento, California production facility, supporting increasing demand across commercial logistics and defense markets while expecting to further grow its regional workforce of 450 high-tech employees by more than 50 as Chaparral production ramps.

The Chaparral is a hybrid-electric, vertical takeoff and landing (VTOL) autonomous cargo aircraft designed to transport more than 500 pounds of payload with a maximum range of up to 450 miles without requiring traditional airport infrastructure. The system is designed to support commercial middle-mile logistics while also providing a flexible, autonomous resupply capability for military operations.

The announcement marks the transition from strategic manufacturing partner to production execution following Elroy Air’s recent announcement of its planned public listing and continued commercial momentum. Kratos is the exclusive U.S. manufacturer of the Chaparral aircraft and will fulfill all U.S. customer orders, with the first production aircraft planned for late 2026. Recent expansion of Kratos’ Sacramento manufacturing operations provides the production capacity necessary to support anticipated increases in aircraft deliveries.

Located within driving distance of Elroy Air’s headquarters, the expanded Sacramento facility strengthens collaboration between the two companies while increasing manufacturing capacity for one of the industry’s most advanced autonomous cargo aircraft. The expansion will drive additional hiring across aircraft technicians, composite manufacturing specialists, assemblers, engineers, production operations, quality assurance, and program management positions, bringing Kratos’ Sacramento-area workforce to more than 500 employees.

Steve Fendley, President of Kratos’ Unmanned Systems Division, said, “At Kratos, we have built our business around rapidly transitioning advanced unmanned aircraft from development into affordable, scalable production. Chaparral represents another example of Kratos leveraging its proven manufacturing capability, established supply chain, and experienced workforce to help bring an innovative aircraft into production at scale. As demand continues to build, our expanding Sacramento facility is well positioned to support both commercial and defense customers while creating additional high-value aerospace jobs in California.”

Dr. Andrew Clare, CEO of Elroy Air, said, “Demand for Chaparral is accelerating across defense, rapid response and commercial logistics and meeting it requires manufacturing at scale. Partnering with Kratos lets us build American-made autonomous cargo drones right here in California, at the pace our customers need.”

Elroy Air recently announced a demand pipeline exceeding 1,400 aircraft representing more than $5 billion in potential revenue opportunities from leading logistics and aviation companies, including Bristow Group, Barq Group, SLI, and FedEx. The company has also supported defense programs with the U.S. Army, U.S. Marine Corps, and U.S. Air Force for more than six years, demonstrating the growing dual-use market opportunity for the Chaparral platform. The company also recently announced plans to become a publicly traded company, positioning it to accelerate commercial-scale production.

Kratos continues to expand its national manufacturing footprint to meet increasing demand for affordable, mission-ready unmanned systems supporting U.S. and allied defense priorities, while enabling the production of innovative dual-use technologies serving both commercial and government customers.

About Kratos Defense & Security Solutions

Kratos Defense & Security Solutions, Inc. (NASDAQ: KTOS) is a technology, products, system and software company addressing the defense, national security, and commercial markets. Kratos makes true internally funded research, development, capital and other investments, to rapidly develop, produce and field solutions that address our customers’ mission critical needs and requirements. At Kratos, affordability is a technology, and we seek to utilize proven, leading-edge approaches and technology, not unproven bleeding edge approaches or technology, with Kratos’ approach designed to reduce cost, schedule and risk, enabling us to be first to market with cost effective solutions. We believe that Kratos is known as an innovative disruptive change agent in the industry, a company that is an expert in designing products and systems up front for successful rapid, large quantity, low-cost future manufacturing which is a value-add competitive differentiator for our large traditional prime system integrator partners and also to our government and commercial customers. Kratos intends to pursue program and contract opportunities as the prime or lead contractor when we believe that our probability of win (PWin) is high and any investment required by Kratos is within our capital resource comfort level. We intend to partner and team with a large, traditional system integrator when our assessment of PWin is greater or required investment is beyond Kratos’ comfort level. Kratos’ primary business areas include virtualized ground systems for satellites and space vehicles including software for command & control (C2) and telemetry, tracking and control (TT&C), jet powered unmanned aerial drone systems, hypersonic vehicles and rocket systems, propulsion systems for drones, missiles, loitering munitions, supersonic systems, space craft and launch systems, C5ISR and microwave electronic products for missile, radar, missile defense, space, satellite, counter UAS, directed energy, communication and other systems, and virtual & augmented reality training systems for the warfighter. For more information, visit www.KratosDefense.com and follow Kratos on LinkedIn and X.

Notice Regarding Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of Kratos and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made, and Kratos undertakes no obligation to update or revise these statements, whether as a result of new information, future events or otherwise. Although Kratos believes that the expectations reflected in these forward-looking statements are reasonable, these statements involve many risks and uncertainties that may cause actual results to differ materially from what may be expressed or implied in these forward-looking statements. For a further discussion of risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of Kratos in general, see the risk disclosures in the Annual Report on Form 10-K of Kratos for the year ended December 28, 2025, and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by Kratos.

Set forth below is a social media post made by Elroy Air on LinkedIn on July 20, 2026.

Set forth below is a social media post made by Elroy Air on X on July 20, 2026.

Set forth below is a social media post made by Andrew Clare, CEO of Elroy Air, on LinkedIn on July 20, 2026.

Set forth below is a social media post made by Andrew Clare, CEO of Elroy Air, on X on July 20, 2026.

Additional Information

The Business Combination will be submitted to shareholders of IPAC for their consideration. In connection with the Business Combination, IPAC intends to file a registration statement on Form S-4 (as amended and supplemented from time to time, the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of IPAC in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of IPAC and equityholders of Elroy Air in connection with the completion of the Business Combination. After the Registration Statement is declared effective, IPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that IPAC will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of IPAC as of a record date to be established for voting on the Business Combination. Shareholders of IPAC will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: Columbus Circle Capital Corp. II, 3 Columbus Circle, 24th Floor, New York, NY 10019.

Participants in the Solicitation

IPAC and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from IPAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in IPAC is contained in the sections entitled “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 10. Directors, Executive Officers and Corporate Governance” of IPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 30, 2026, and which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Elroy Air, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of IPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Forward Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of the combined company (referred to herein as “New Elroy Air”) following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, Elroy Air’s demand backlog and potential revenue opportunities, future opportunities for New Elroy Air and other statements that are not historical facts.

These statements are based on the current expectations of IPAC’s and/or Elroy Air’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. There can be no assurance that New Elroy Air will use the proceeds of the Business Combination and the associated PIPE investment as currently planned, and management will have broad discretion over the use of such proceeds. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of IPAC and Elroy Air. These statements are subject to a number of risks and uncertainties regarding Elroy Air’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the number of redemption requests made by IPAC’s shareholders in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the risk that the approval of the shareholders of Elroy Air or IPAC for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of Elroy Air’s business and the timing of expected business milestones; the fact that Elroy Air’s demand pipeline currently consists of non-binding letters of intent and memorandums of understanding and the risk that such letters of intent and memorandums of understanding may not convert to binding orders and there can be no assurance that any or all of such letters of intent and memorandums of understanding will result in future revenue and accordingly investors should not place undue reliance on such demand pipeline figures as an indicator of future revenue or business performance; risks related to obtaining and maintaining necessary regulatory approvals and certifications for the FAA, Department of Defense, and other governmental authorities for drone operations; the effects of competition on Elroy Air’s business; the ability of New Elroy Air to execute its growth strategy, manage growth profitably and retain its key employees; the ability of New Elroy Air to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Elroy Air and IPAC presently do not know or that Elroy Air and IPAC currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Elroy Air’s and IPAC’s expectations, plans or forecasts of future events and views as of the date of this communication. Elroy Air and IPAC anticipate that subsequent events and developments will cause their assessments to change. However, while Elroy Air and/or IPAC may elect to update these forward-looking statements in the future, Elroy Air and IPAC specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Elroy Air’s or IPAC’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

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